Oncolytics Biotech Inc.
Common Shares
682310107
March 31, 2002


CUSIP 682310107
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 892,784 (4.65%)

6. 142,095 (0.74%)

7. 892,784 (4.65%)

8. 142,095 (0.74%)

9. 169,610 (0.88%)

10. n/a

11. 0.52%

12. BD


Item 1
(a) Oncolytics Biotech Inc.
(b) 210, 1167 Kensington Cresent NW
    Calgary, Alberta, T2N 1X7
    CANADA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 682310107

Item 3
n/a

Item 4
(a) 169,610
(b) 0.88%
(c) (i) 892,784 (4.65%)
    (ii) 142,095 (0.74%)
    (iii) 892,784 (4.65%)
    (iv)  142,095 (0.74%)

Item 5
less than 5%

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 10, 2002
Neal Nenadovic
Chief Financial Officer